FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2019 (U.S. GAAP)

Date:	October 29, 2019
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Koji Nagai President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the six months ended September 30
	2018		2019
	% Change from September 30, 2017		% Change from September 30, 2018
Total revenue	879,366	(5.5%)	1,085,283	23.4%
Net revenue	554,919	(22.1%)	715,381	28.9%
Income before income taxes	14,110	(91.2%)	203,292	—%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(6,010)	—%	194,407	—%
Comprehensive income	64,405	(43.4%)	158,417	146.0%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	(1.77)		58.89
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	(1.78)		57.66
Return on shareholders’ equity-annualized	(0.4%)		14.6%

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At September 30
	2019	2019
Total assets	40,969,439	45,677,106
Total equity	2,680,793	2,788,175
Total NHI shareholders’ equity	2,631,061	2,707,878
Total NHI shareholders’ equity as a percentage of total assets	6.4%	5.9%
Total NHI shareholders’ equity per share (Yen)	794.69	837.87

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2019	2020	2020 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	3.00	15.00	—
At December 31	—	—	—
At March 31	3.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

Note: Fiscal year 2020 Q4 dividend amount are not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2020”.

3. Earnings Forecasts for the year ending March 31, 2020

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: Yes
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2019	2019
Number of shares outstanding (including treasury stock)	3,493,562,601	3,493,562,601
Number of treasury stock	182,761,802	261,717,950

	For the six months ended September 30
	2018	2019
Average number of shares outstanding (year-to-date)	3,394,856,369	3,301,269,085

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue	554.9	715.4	28.9
Non-interest expenses	540.8	512.1	(5.3)

Income before income taxes	14.1	203.3	—
Income tax expense	16.6	6.0	(63.7)

Net income (loss)	(2.5)	197.3	—

Less: Net income (loss) attributable to noncontrolling interests	3.5	2.8	(18.5)

Net income (loss) attributable to NHI shareholders	(6.0)	194.4	—

Return on shareholders’ equity-annualized	(0.4%)	14.6%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 715.4 billion yen for the six months ended September 30, 2019, an increase of 28.9% from the same period in the prior year. Non-interest expenses decreased by 5.3% from the same period in the prior year to 512.1 billion yen. Income before income taxes was 203.3 billion yen and net income attributable to NHI shareholders was 194.4 billion yen for the six months ended September 30, 2019.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue	554.0	717.5	29.5
Non-interest expenses	540.8	512.1	(5.3)

Income (loss) before income taxes	13.2	205.4	—

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2019 was 717.5 billion yen, an increase of 29.5% from the same period in the prior year. Non-interest expenses decreased by 5.3% from the same period in the prior year to 512.1 billion yen. Income before income taxes was 205.4 billion yen for the six months ended September 30, 2019. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue	178.5	157.5	(11.8)
Non-interest expenses	146.4	144.1	(1.5)

Income (loss) before income taxes	32.1	13.4	(58.4)

Net revenue decreased by 11.8% from the same period in the prior year to 157.5 billion yen, primarily due to decreasing commissions from brokerage and distribution of investment trusts. Non-interest expense decreased by 1.5% to 144.1 billion yen. As a result, income before income taxes decreased by 58.4% to 13.4 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue	50.8	60.2	18.5
Non-interest expenses	31.6	32.0	1.3

Income (loss) before income taxes	19.2	28.2	46.8

Net revenue increased by 18.5% from the same period in the prior year to 60.2 billion yen. Non-interest expense increased by 1.3% to 32.0 billion yen. As a result, income before income taxes increased by 46.8% to 28.2 billion yen. Assets under management were 52.4 trillion yen as of September 30, 2019.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue	284.9	316.2	11.0
Non-interest expenses	287.5	277.3	(3.5)

Income (loss) before income taxes	(2.5)	38.9	—

Net revenue increased by 11.0% from the same period in the prior year to 316.2 billion yen. Non-interest expense decreased by 3.5% to 277.3 billion yen. As a result, income before income taxes was 38.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue	39.7	183.6	362.2
Non-interest expenses	75.4	58.7	(22.1)

Income (loss) before income taxes	(35.7)	124.9	—

Net revenue was 183.6 billion yen including income of 73.3 billion yen from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 124.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2019 were 45,677.1 billion yen, an increase of 4,707.7 billion yen compared to March 31, 2019, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2019 were 42,888.9 billion yen, an increase of 4,600.3 billion yen compared to March 31, 2019, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2019 was 2,788.2 billion yen, an increase of 107.4 billion yen compared to March 31, 2019.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Leases

On April 1, 2019, Nomura adopted Accounting Standards Update 2016-02 “Leases” using a modified retrospective transition method. As a result of recognizing operating leases on the consolidated balance sheet, Other Asset – Office buildings, land, equipment, and facilities increased by 169,277 million yen and Other liabilities increased by 163,685 million yen on April 1, 2019. Also, Retained earnings increased by 5,592 million yen on April 1, 2019 mainly due to changes in certain lease classifications.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2019) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2019) for the year ended March 31, 2019.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2019	September 30, 2019	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,686,659	2,824,181	137,522
Time deposits	289,753	281,822	(7,931)
Deposits with stock exchanges and other segregated cash	285,457	274,314	(11,143)

Total cash and cash deposits	3,261,869	3,380,317	118,448

Loans and receivables:
Loans receivable	2,544,218	2,721,107	176,889
Receivables from customers	449,706	550,482	100,776
Receivables from other than customers	892,283	889,672	(2,611)
Allowance for doubtful accounts	(4,169)	(5,999)	(1,830)

Total loans and receivables	3,882,038	4,155,262	273,224

Collateralized agreements:
Securities purchased under agreements to resell	13,194,543	14,135,234	940,691
Securities borrowed	4,112,416	4,102,426	(9,990)

Total collateralized agreements	17,306,959	18,237,660	930,701

Trading assets and private equity investments:
Trading assets*	14,355,712	17,576,368	3,220,656
Private equity investments*	30,077	31,363	1,286

Total trading assets and private equity investments	14,385,789	17,607,731	3,221,942

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million as of March 31, 2019 and ¥422,850 million as of September 30, 2019)	349,365	459,166	109,801
Non-trading debt securities*	460,661	467,795	7,134
Investments in equity securities*	138,447	134,215	(4,232)
Investments in and advances to affiliated companies*	436,220	359,399	(76,821)
Other	748,091	875,561	127,470

Total other assets	2,132,784	2,296,136	163,352

Total assets	40,969,439	45,677,106	4,707,667

*	Including securities pledged as collateral

Millions of yen
March 31, 2019	September 30, 2019	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	841,758	950,061	108,303
Payables and deposits:
Payables to customers	1,229,083	1,258,574	29,491
Payables to other than customers	1,146,336	1,246,412	100,076
Deposits received at banks	1,392,619	1,252,142	(140,477)

Total payables and deposits	3,768,038	3,757,128	(10,910)

Collateralized financing:
Securities sold under agreements to repurchase	15,036,503	19,068,816	4,032,313
Securities loaned	1,229,595	1,092,389	(137,206)
Other secured borrowings	418,305	322,002	(96,303)

Total collateralized financing	16,684,403	20,483,207	3,798,804

Trading liabilities	8,219,811	8,767,596	547,785
Other liabilities	858,867	1,016,302	157,435
Long-term borrowings	7,915,769	7,914,637	(1,132)

Total liabilities	38,288,646	42,888,931	4,600,285

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2019 and 3,493,562,601 shares as of September 30, 2019
Outstanding	-	3,310,800,799 shares as of March 31, 2019 and 3,231,844,651 shares as of September 30, 2019	594,493	594,493	—
Additional paid-in capital	687,761	682,851	(4,910)
Retained earnings	1,486,825	1,638,347	151,522
Accumulated other comprehensive income (loss)	(29,050)	(67,443)	(38,393)

Total NHI shareholders’ equity before treasury stock	2,740,029	2,848,248	108,219
Common stock held in treasury, at cost -
182,761,802 shares as of March 31, 2019 and
261,717,950 shares as of September 30, 2019	(108,968)	(140,370)	(31,402)

Total NHI shareholders’ equity	2,631,061	2,707,878	76,817

Noncontrolling interests	49,732	80,297	30,565

Total equity	2,680,793	2,788,175	107,382

Total liabilities and equity	40,969,439	45,677,106	4,707,667

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended
	September 30, 2018(A)	September 30, 2019(B)	(B-A)/(A)
Revenue:
Commissions	154,239	133,454	(13.5)
Fees from investment banking	43,078	49,576	15.1
Asset management and portfolio service fees	125,721	119,889	(4.6)
Net gain on trading	147,639	218,434	48.0
Gain on private equity investments	874	1,772	102.7
Interest and dividends	358,293	415,354	15.9
Gain (loss) on investments in equity securities	988	(755)	—
Other	48,534	147,559	204.0

Total revenue	879,366	1,085,283	23.4
Interest expense	324,447	369,902	14.0

Net revenue	554,919	715,381	28.9

Non-interest expenses:
Compensation and benefits	253,500	245,527	(3.1)
Commissions and floor brokerage	40,514	49,997	23.4
Information processing and communications	81,476	84,118	3.2
Occupancy and related depreciation	32,840	37,480	14.1
Business development expenses	18,233	15,734	(13.7)
Other	114,246	79,233	(30.6)

Total non-interest expenses	540,809	512,089	(5.3)

Income before income taxes	14,110	203,292	—
Income tax expense	16,633	6,042	(63.7)

Net income (loss)	(2,523)	197,250	—

Less: Net income attributable to noncontrolling interests	3,487	2,843	(18.5)

Net income (loss) attributable to NHI shareholders	(6,010)	194,407	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss) attributable to NHI shareholders per share	(1.77)	58.89	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(1.78)	57.66	—

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018(A)	September 30, 2019(B)
Net income (loss)	(2,523)	197,250	—
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	64,297	(39,320)	—
Deferred income taxes	(1,966)	245	—

Total	62,331	(39,075)	—

Defined benefit pension plans:
Pension liability adjustment	2,064	3,005	45.6
Deferred income taxes	(807)	912	—

Total	1,257	3,917	211.6

Own Credit Adjustments:
Own Credit Adjustments	4,720	(3,156)	—
Deferred income taxes	(1,380)	(519)	—

Total	3,340	(3,675)	—

Total other comprehensive income (loss)	66,928	(38,833)	—

Comprehensive income	64,405	158,417	146.0
Less: Comprehensive income attributable to noncontrolling interests	4,686	2,403	(48.7)

Comprehensive income attributable to NHI shareholders	59,719	156,014	161.2

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net revenue

Business segment information:
Retail	178,543	157,522	(11.8)
Asset Management	50,770	60,176	18.5
Wholesale	284,950	316,184	11.0

Subtotal	514,263	533,882	3.8
Other	39,720	183,584	362.2

Net revenue	553,983	717,466	29.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	936	(2,085)	—

Net revenue	554,919	715,381	28.9

Non-interest expenses

Business segment information:
Retail	146,403	144,143	(1.5)
Asset Management	31,574	31,988	1.3
Wholesale	287,459	277,256	(3.5)

Subtotal	465,436	453,387	(2.6)
Other	75,373	58,702	(22.1)

Non-interest expenses	540,809	512,089	(5.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	540,809	512,089	(5.3)

Income (loss) before income taxes

Business segment information:
Retail	32,140	13,379	(58.4)
Asset Management	19,196	28,188	46.8
Wholesale	(2,509)	38,928	—

Subtotal	48,827	80,495	64.9
Other*	(35,653)	124,882	—

Income (loss) before income taxes	13,174	205,377	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	936	(2,085)	—

Income (loss) before income taxes	14,110	203,292	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2018 (A)	September 30, 2019 (B)
Net gain (loss) related to economic hedging transactions	(29,825)	19,837	—
Realized gain (loss) on investments in equity securities held for operating purposes	52	1,330	—
Equity in earnings of affiliates	15,155	16,274	7.4
Corporate items	(26,201)	(3,244)	—
Other	5,166	90,685	—

Total	(35,653)	124,882	—

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2019
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	687,761
Gain on sales of treasury stock	12
Stock-based compensation awards	(4,922)

Balance at end of period	682,851

Retained earnings
Balance at beginning of year	1,486,825
Cumulative effect of change in accounting principle (1)	5,592
Net income attributable to NHI shareholders	194,407
Cash dividends	(48,477)

Balance at end of period	1,638,347

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	17,833
Net change during the period	(38,635)

Balance at end of period	(20,802)

Defined benefit pension plans
Balance at beginning of year	(71,107)
Pension liability adjustment	3,917

Balance at end of period	(67,190)

Own credit adjustments
Balance at beginning of year	24,224
Own credit adjustments	(3,675)

Balance at end of period	20,549

Balance at end of period	(67,443)

Common stock held in treasury
Balance at beginning of year	(108,968)
Repurchases of common stock	(41,328)
Sale of common stock	0
Common stock issued to employees	9,926

Balance at end of period	(140,370)

Total NHI shareholders’ equity

Balance at end of period	2,707,878

Noncontrolling interests
Balance at beginning of year	49,732
Net change during the period	30,565

Balance at end of period	80,297

Total equity

Balance at end of period	2,788,175

(1)	Represents the adjustment to initially apply Accounting Standards Update 2016-02 “Leases”, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019(A)	September 30, 2019(B)
Revenue:
Commissions	79,456	74,783	72,715	66,115	68,200	65,254	(4.3)	293,069
Fees from investment banking	23,959	19,119	33,129	25,314	27,311	22,265	(18.5)	101,521
Asset management and portfolio service fees	62,981	62,740	60,591	59,207	59,963	59,926	(0.1)	245,519
Net gain on trading	71,887	75,752	96,947	98,378	112,825	105,609	(6.4)	342,964
Gain (loss) on private equity investments	553	321	461	(328)	791	981	24.0	1,007
Interest and dividends	169,590	188,703	214,542	204,129	199,473	215,881	8.2	776,964
Gain (loss) on investments in equity securities	2,092	(1,104)	(9,852)	1,881	(2,838)	2,083	—	(6,983)
Other	20,467	28,067	(11,133)	43,656	45,654	101,905	123.2	81,057

Total revenue	430,985	448,381	457,400	498,352	511,379	573,904	12.2	1,835,118
Interest expense	158,988	165,459	196,803	197,098	179,378	190,524	6.2	718,348

Net revenue	271,997	282,922	260,597	301,254	332,001	383,380	15.5	1,116,770

Non-interest expenses:
Compensation and benefits	127,700	125,800	118,928	124,637	125,102	120,425	(3.7)	497,065
Commissions and floor brokerage	20,935	19,579	23,821	18,302	24,551	25,446	3.6	82,637
Information processing and communications	40,961	40,515	41,756	43,633	41,757	42,361	1.4	166,865
Occupancy and related depreciation	16,376	16,464	15,852	16,248	19,120	18,360	(4.0)	64,940
Business development expenses	8,896	9,337	9,121	9,561	7,828	7,906	1.0	36,915
Other	43,486	70,760	127,283	64,520	38,837	40,396	4.0	306,049

Total non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	(0.9)	1,154,471

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	128,486	71.8	(37,701)
Income tax expense	6,930	9,703	19,698	20,679	17,917	(11,875)	—	57,010

Net income (loss)	6,713	(9,236)	(95,862)	3,674	56,889	140,361	146.7	(94,711)

Less: Net income (loss) attributable to noncontrolling interests	1,490	1,997	(586)	2,830	1,056	1,787	69.2	5,731

Net income (loss) attributable to NHI shareholders	5,223	(11,233)	(95,276)	844	55,833	138,574	148.2	(100,442)

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	1.54	(3.31)	(28.52)	0.25	16.83	42.11	150.2	(29.90)

Diluted-
Net income (loss) attributable to NHI shareholders per share	1.50	(3.32)	(28.52)	0.23	16.48	41.23	150.2	(29.92)

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019(A)	September 30, 2019(B)	(B-A)/(A)	March 31, 2019

Net revenue

Business segment information:
Retail	92,833	85,710	86,782	74,155	80,640	76,882	(4.7)	339,480
Asset Management	26,089	24,681	16,178	30,897	34,500	25,676	(25.6)	97,845
Wholesale	137,290	147,660	128,198	142,240	159,486	156,698	(1.7)	555,388

Subtotal	256,212	258,051	231,158	247,292	274,626	259,256	(5.6)	992,713
Other	13,738	25,982	39,397	52,144	60,289	123,295	104.5	131,261

Net revenue	269,950	284,033	270,555	299,436	334,915	382,551	14.2	1,123,974

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	829	—	(7,204)

Net revenue	271,997	282,922	260,597	301,254	332,001	383,380	15.5	1,116,770

Non-interest expenses

Business segment information:
Retail	72,909	73,494	72,733	70,854	72,522	71,621	(1.2)	289,990
Asset Management	15,806	15,768	15,617	16,469	16,358	15,630	(4.5)	63,660
Wholesale	144,714	142,745	224,073	155,255	139,479	137,777	(1.2)	666,787

Subtotal	233,429	232,007	312,423	242,578	228,359	225,028	(1.5)	1,020,437
Other	24,925	50,448	24,338	34,323	28,836	29,866	3.6	134,034

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	(0.9)	1,154,471

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	(0.9)	1,154,471

Income (loss) before income taxes

Business segment information:
Retail	19,924	12,216	14,049	3,301	8,118	5,261	(35.2)	49,490
Asset Management	10,283	8,913	561	14,428	18,142	10,046	(44.6)	34,185
Wholesale	(7,424)	4,915	(95,875)	(13,015)	20,007	18,921	(5.4)	(111,399)

Subtotal	22,783	26,044	(81,265)	4,714	46,267	34,228	(26.0)	(27,724)
Other*	(11,187)	(24,466)	15,059	17,821	31,453	93,429	197.0	(2,773)

Income (loss) before income taxes	11,596	1,578	(66,206)	22,535	77,720	127,657	64.3	(30,497)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	829	—	(7,204)

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	128,486	71.8	(37,701)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019(A)	September 30, 2019(B)
Net gain (loss) related to economic hedging transactions	(13,807)	(16,018)	25,071	6,554	12,794	7,043	(45.0)	1,800
Realized gain (loss) on investments in equity securities held for operating purposes	45	7	106	63	76	1,254	—	221
Equity in earnings of affiliates	6,619	8,536	1,444	15,933	8,265	8,009	(3.1)	32,532
Corporate items	(2,482)	(23,719)	631	(10,426)	1,391	(4,635)	—	(35,996)
Other	(1,562)	6,728	(12,193)	5,697	8,927	81,758	815.9	(1,330)

Total	(11,187)	(24,466)	15,059	17,821	31,453	93,429	197.0	(2,773)

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2020_2q.pdf